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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2025 (MM/DD/YY) AND ENDING 06/30/2026 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PricewaterhouseCoopers Corporate Finance LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

90 Park Ave, 3rd Floor
(No. and Street)

New York	New York	10016
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stephen Briden	312-964-8279	stephen.j.briden@pwc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP
(Name – if individual, state last, first, and middle name)

485 Lexington Ave. 11th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

09/24/2003	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard Wolfe swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PricewaterhouseCoopers Corporate Finance LLC as of June 30 2� is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ______________________

Title: President

This filing contains (check all applicable boxes):**

lil (a) Statement of financial condition.

☐ (b) Notes to consolidated statement of financial condition.

lil (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in§ 210.1-02 of Regulation S-X).

lil (d) Statement of cash flows.

lil (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

lil (g) Notes to consolidated financial statements.

lil (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

lil (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to§ 240.15c3-3.

lil (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

lil (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

iii (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

li] (z) Other: SIPC Supplemental Report

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e}(3} or 17 CFR 240.18a-7{d}(2), as applicable.*

REPORT PURSUANT TO RULE 17a-5(d) AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**PRICEWATERHOUSECOOPERS
CORPORATE FINANCE LLC**

June 30, 2026

This report is deemed CONFIDENTIAL in accordance with
Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934.
A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

CONTENTS

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Managers of
PricewaterhouseCoopers Corporate Finance LLC
Chicago, Illinois

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PricewaterhouseCoopers Corporate Finance LLC (the "Company") as of June 30, 2026, the related statements of operations, changes in member's capital, and cash flows for the year ended June 30, 2026, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026, and the results of its operations and its cash flows for the year ended June 30, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

(Continued)

Supplemental Information

The supplemental information included in Schedules I, II, and III (the "Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2008.

New York, New York
September 24, 2026

PricewaterhouseCoopers Corporate Finance LLC

STATEMENT OF FINANCIAL CONDITION

June 30, 2026

ASSETS

Cash and cash equivalents	$25,667,761
Accounts receivable, net of allowance for credit losses	2,355,727
Other assets	2,254,381
Total assets	$30,277,869

LIABILITIES AND MEMBER'S CAPITAL

Accounts payable, accrued expenses and other liabilities	$7,594,427
Deferred revenue	1,120,226
Due to affiliates	13,718,304
Total liabilities	$22,432,957
Member's capital	7,844,912
Total liabilities and member's capital	$30,277,869

The accompanying notes are an integral part of these statements.

PricewaterhouseCoopers Corporate Finance LLC

STATEMENT OF OPERATIONS

Year ended June 30, 2026

Revenues	
Fee income and related expenses (net of provision for credit loss)	$12,243,885
Interest income	1,043,169
Total revenue	13,287,054
Operating expenses	
Employee compensation and benefits	13,366,467
Practice development	415,648
Other personnel-related expenses	1,597,957
Technology and research	236,871
Office and administrative expenses	548,992
Occupancy	357,838
Total operating expenses	16,523,773
Net loss	($3,236,719)

The accompanying notes are an integral part of these statements.

PricewaterhouseCoopers Corporate Finance LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

Year ended June 30, 2026

Member's capital, balance at July 1, 2025	$11,081,631
Net loss	(3,236,719)
Member's capital, balance at June 30, 2026	$7,844,912

The accompanying notes are an integral part of these statements.

PricewaterhouseCoopers Corporate Finance LLC

STATEMENT OF CASH FLOWS

Year ended June 30, 2026

Cash flows - operating activities	
Net loss	($3,236,719)
Increase in provision for credit losses	57,964
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in operating assets and liabilities	
Decrease (increase) in operating assets	
Accounts receivable, net of allowance for credit losses	(1,902,106)
Other assets	(577,876)
Increase (decrease) in operating liabilities	
Accounts payable, accrued expenses and other liabilities	2,639,974
Deferred revenue	795,980
Due to affiliates	(2,635,184)
Net cash used by operating activities	(4,857,967)
Net decrease in cash and cash equivalents	(4,857,967)
Cash and cash equivalents at beginning of year	30,525,728
Cash and cash equivalents at end of year	$25,667,761

The accompanying notes are an integral part of these statements.

NOTE A - GENERAL BUSINESS

PricewaterhouseCoopers Corporate Finance LLC (the "Company") is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is 100% owned by PwC US Business Advisory LLP and its Partners and Principals. The Company was organized as a limited liability company under the laws of the state of Delaware. As such, its member liabilities in the Company's obligations and debts shall be limited to the amounts of their capital contributions.

The Company engages in the investment banking business by providing financial advisory services to institutional customers, including advising on and arranging capital sourcing, and advising on mergers and acquisitions.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

1. *Cash and Cash Equivalents*

   Cash and cash equivalents include cash balances held in financial institutions.

   The Company is subject to credit risk at June 30, 2026, as the majority of all cash and cash equivalents are held at one financial institution, in excess of the federally insured amount of $250,000. The Company has not experienced any losses related to these uninsured balances.

2. *Accounts Receivable and Allowance for Credit Losses*

   The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

   Accounts receivables are primarily related to financial advisory services. Substantially all of these receivables are accounted for at amortized cost, which generally approximates fair value. The Company evaluates collectability based upon evaluation of counterparty credit risk, historical losses, current conditions, and reasonable and supportable forecasts. At June 30, 2026, the Company reviewed its receivables from customers and recorded an allowance for credit losses of $175,988 against such net amounts recorded in the financial statements.

NOTE B - SUMMARY OF ACCOUNTING POLICIES (continued)

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in the "Fee income and related expenses (net of provision for credit loss)" line item of the Statement of Operations.

The following table presents the aging of the recorded past-due account receivables as of June 30, 2026:

	0 – 30 Days	31 - 60 Days	61 – 90 Days	91 – 180 Days	> 181 Days	Total
Financial Advisory Fees	$853,804	$1,284,173	$30,000	$184,794	$178,944	$2,531,715

3. Foreign Currency

Transactions denominated in foreign currency are translated into U.S. dollars based on exchange rates in effect at the dates of the transactions. Foreign currency transactions are remeasured at each reporting date. Any resulting gain or loss is recorded within the statement of operations.

4. Fee Income and Revenue Recognition

The Company provides advisory services on mergers and acquisitions and capital raising. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed or the contract is cancelled. Advisory arrangements range in length from 4 to 36 months and the arrangement is considered complete either at the close date of the transaction or when the Company has determined that control of the service has transferred to the customer. Management reviews and evaluates public announcements and/or engagement letter terms to determine the timing and appropriate allocation of transaction fees related to the satisfaction of performance obligations. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Fee income from advisory arrangements recorded over time are immaterial.

Fee income represents amounts recognized in connection with advisory services fees and related expenses. Expenses that are reimbursed in conjunction with advisory services are grossed up and recognized as revenue on the fee income and related expense (net of provision

NOTE B - SUMMARY OF ACCOUNTING POLICIES (continued)

for credit loss) line item. Expenses grossed up and recognized as revenue totaled $270,504 for the year ended June 30, 2026. The Company has concluded that it is a principal in the transaction and, accordingly, recognizes revenue in the gross amount of consideration to which it is entitled from the customer. In connection with these activities, the Company receives retainer fees for services to be provided. Revenue from advisory services is recognized when the performance obligation is satisfied. When applicable, advisory services fees received in advance of performance are treated as deferred revenue.

Interest income is recorded when earned on an accrual basis from cash held in bank accounts throughout the year.

5. *Income Taxes*

No provision for Federal, state, or city income taxes has been made since the Company is not a taxable entity and the members are individually liable for the taxes on their shares of the Company's income or loss. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

6. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C – MEMBER'S CAPITAL

The Company's limited liability agreement calls for the Company's distributions to be allocated to the Member in the same proportion as its then capital account balances.

NOTE D - RELATED PARTY TRANSACTIONS

1. *Fee Income*

   Approximately 45.9%, or $5,616,854, of the total revenues earned is a result of subcontracts from members firms of PricewaterhouseCoopers International Ltd. (PwC Network). Accounts receivable of $1,578,940 were due from member firms of PwC Network.

   The Company had an agreement with PricewaterhouseCoopers Corporate Finance Inc. ("PwCCF Canada," an affiliate of PwC) to provide U.S.-based broker-dealer services via Amended and Restated U.S./Canada Brokerage Services Agreement. Fees of $284,258, or approximately 2.3% of total revenues earned, were recognized from PwCCF Canada for the year ended June 30, 2026. The agreement was canceled as of December 31, 2025.

2. *Intercompany Transactions*

   PwC charges the Company for certain office and administrative expenses, and certain other operating expenses outlined in an expense-sharing agreement. These expenses are allocated to the Company based upon a predetermined formula, which totaled $987,197 for the year ended June 30, 2026.

   PwC processes all payments owed by the Company for general and operating expenditures throughout the fiscal year and is added to the amount due to PwC by the Company. The Company pays PwC periodically based upon a predetermined formula, which totaled $20,000,000 between July 1, 2025 and June 30, 2026. At June 30, 2026, the net amount due to PwC was $13,718,304.

3. *Employee Benefit Plans*

   PwC maintains a defined contribution plan covering all employees of PwC and certain related entities, including the Company (Plan). The Plan provides that employees who have attained age 21 voluntarily contribute from 1% to 100% of their pre-tax compensation to the Plan and/or from 1% to 100% of post-tax compensation to the Plan, with the total amount of contributions not to exceed 100% of compensation. The Company matches employee contributions in the amount of 25% of the first 6% of compensation contributed to the Plan. The Company also makes a profit sharing contribution of 5% (8% for Managing Directors, and 7% for grandfathered Directors) of compensation regardless of the employees' contributions. Expense related to the defined contribution plan totaled $99,412 for the year ended June 30, 2026, and are recorded in the employee compensation and benefits line item.

NOTE D - RELATED PARTY TRANSACTIONS (continued)

The Company also participates in PwC's Retirement Benefit Accumulation Plan (RBAP), which was frozen effective June 30, 2008. No one who was not a participant on June 1, 2008 can thereafter become a participant and benefits do not consider compensation or service after June 30, 2008. No expenses were incurred related to the RBAP plan for the year ended June 30, 2026.

4. *Retirement Wealth Builder Plan*

The Company also participates in PwC’s Retirement Wealth Builder Plan, which began making contributions to the plan on July 1, 2008 for all employees, except for student interns or employees on international assignment but not on the payroll in the United States of America. The Company will pay 100% of the contributions made to the plan as well as all of the administrative and recording keeping fees. The Company will make contributions for each employee on a bi-monthly basis. Special one-time contributions may also be made depending on the circumstances. The amount of contribution for each employee is based on the employee’s benefit service and position. Expenses totaled $241,451 for the year ended June 30, 2026, and are recorded in the employee compensation and benefits line item.

NOTE E - NET CAPITAL REQUIREMENT

As a registered broker-dealer under the Securities Exchange Act of 1934 (the “Act”) and member of FINRA, the Company is subject to the SEC’s Uniform Net Capital Rule 15c3-1 under the Act. The Company is required to maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but, as of June 30, 2026, the Company had net capital of $6,795,304, which exceeded minimum net capital requirements by $5,537,140.

NOTE F – SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of fees from financial advisory services, private placement revenues and other revenues. The Company has identified its President as the chief operating decision maker (“CODM”), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses net income and net capital (see Note E), which is not a measure of profit and loss, to make operational decisions while maintaining capital

adequacy, retaining profits in the Company or making distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

The Statement of Operations present the revenue and expenses for the year ended June 30, 2026. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 45 percent of its total revenues from four single external customers for the year ended June 30, 2026.

NOTE G - CONTINGENT LIABILITIES

During the ordinary course of business, the Company is a party to claims and legal actions for which loss contingencies may arise. In addition, from time to time, the Company is a party to examinations and inquiries by various regulatory and self-regulatory bodies. Loss contingencies are recorded as liabilities when the likelihood of loss is probable, and an amount or range of loss can be reasonably estimated. As of June 30, 2026, the Company is not involved with any outstanding actions.

SUPPLEMENTARY INFORMATION

PricewaterhouseCoopers Corporate Finance LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2026

Net capital	
Member's capital	$7,844,912
Deductions and/or charges	
Nonallowable assets	
Accounts receivable, less allowance for credit losses	(2,355,727)
Other	(2,254,381)
	(4,610,108)
Other additions and/or credits	
Discretionary bonus pool	3,560,500
Net capital before haircuts on securities positions	6,795,304
Haircuts on securities	-
Net capital	6,795,304
Minimum net capital requirement - the greater of 6-2/3% of aggregate indebtedness of $18,872,457 or $5,000	1,258,164
Excess net capital	$5,537,140
Percent of aggregate indebtedness to net capital	277.73%
Schedule of aggregate indebtedness	
Accounts payable, accrued expenses and other liabilities	7,594,427
Deferred revenue	1,120,226
Due to affiliates	13,718,304
Discretionary bonus pool	(3,560,500)
	$18,872,457

The information on this schedule is in agreement in all material respects with the information reported by the Company in the unaudited FOCUS Report Part II, as of June 30, 2026, as filed on August 24, 2026.

PricewaterhouseCoopers Corporate Finance LLC

SCHEDULE II - DETERMINATION OF RESERVE REQUIREMENT

June 30, 2026

Determination of Reserve Requirements Under Rule 15c3-3(e) of the Securities and Exchange Commission as of June 30, 2026:

The Company has no reserve deposit obligations under SEC 15c3-3(e) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule. The Company did not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts.

PricewaterhouseCoopers Corporate Finance LLC

SCHEDULE III - STATEMENT REGARDING POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 (b) OF THE SECURITIES EXCHANGE ACT OF 1934

June 30, 2026

The Company has no possession or control obligations under SEC 15c3-3(b) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.